SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

TAT TECHNOLOGIES LTD.
(Name of Registrant)
      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Exhibits:

1.	Press Release re TAT Technologies Announces Departure of Chief Financial Officer Guy Nathanzon.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Announces Departure of Chief Financial Officer Guy Nathanzon

GEDERA, Israel, November 1, 2017 – TAT Technologies Ltd. (Nasdaq: TATT – News), a leading provider of services and products to the commercial and military aerospace and ground defense industries, today announced that Guy Nathanzon, Chief Financial Officer, has decided to leave the Company in the coming months to pursue new career opportunities. Mr. Nathanzon has served as TAT's CFO since 2015 and is expected to leave during the first quarter of 2018.

The Company is in the process of searching for a new CFO. In the coming several months, Mr. Nathanzon will support an orderly transition of his overall responsibilities.

Mr. Igal Zamir, CEO of the Company, stated: "On behalf of everyone at TAT, I want to thank Guy for his significant contributions to the Company since he joined us in 2015. He played an important role in shaping the direction and performance of the Company and made valuable contributions that we will be able to build on and take to the next level in our ongoing aspiration to become a worldwide leader in our field. I would like to thank Guy for his leadership and service to our Company, and wish him great success in his new professional path."

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About TAT Technologies

TAT Technologies is a global OEM and aftermarket solutions company, employing more than 600 employees globally. TAT Technologies supports commercial aviation and government customers through two operating segments: Thermal Management Solutions and Power & Actuation. TAT's Thermal Management Solutions include OEM and aftermarket of thermal management components and systems. TAT's Power & Actuation include aftermarket support (MRO) of APU, Landing Gear and Aero-engines components. TAT Technologies controlling shareholders is FIMI Private Equity Fund.  For more information, you are welcome to visit our website:  www.tat-technologies.com

Contact:
Ms. Inna Shpringer
MARCOM Manager
Tel: 972-8-862-8594
innas@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company's shares held by our previously controlling stockholders, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant)

By:	/s/ Igal Zamir
Igal Zamir
Chief Executive Officer

Date: November 1, 2017